SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 2, 2012

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE

April 25, 2012

Changes in Nokia Corporation’s own shares

Nokia Corporation
Stock exchange release
April 25, 2012 at 14.45 (CET +1)

Espoo, Finland — Based on previously announced decisions of the Board of Directors to issue shares held by the Company, 126 456 Nokia shares (NOK1V) held by the Company were today transferred to participants of Nokia’s equity-based incentive plans as settlement in accordance with the plan rules.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

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Press Release

Tokyo, Japan – April 16, 2012

SOFTBANK MOBILE selects Nokia Siemens Networks to provide 4G (LTE) in Japan

Also selects vendor for HSPA+ network expansion using 900 MHz frequency band

SOFTBANK MOBILE Corp. is upgrading its mobile broadband capability across Japan with technology and services from Nokia Siemens Networks. The operator has selected Nokia Siemens Networks to supply, deploy and integrate its 4G, FDD-LTE (Frequency Division Duplex — Long Term Evolution)* network. SOFTBANK MOBILE expects to offer LTE services in autumn 2012. Under a separate contract, Nokia Siemens Networks will also expand SOFTBANK MOBILE’s HSPA+ network to enable new services using the recently allocated 900 MHz frequency band.

Junichi Miyakawa, Executive Vice President, Director and CTO at SOFTBANK MOBILE said, “SOFTBANK MOBILE is witnessing a major upsurge in subscriber numbers with now over 28 million customers. We are committed to providing people with the best mobile internet experience through the launch of 4G, using FDD-LTE, and enhanced, nationwide, HSPA+ network coverage. Nokia Siemens Networks’ mobile broadband technology and services will help us deliver on this commitment. Importantly, Nokia Siemens Networks’ familiarity with our existing network environment offers cost savings as well as enables a faster roll-out of high-quality mobile broadband services.”

“By launching new LTE services later this year, SOFTBANK MOBILE will reaffirm its leadership as an operator that constantly evolves and adapts to new technologies,” said Takayuki Kanda, head of the SoftBank customer team at Nokia Siemens Networks. “In addition, in moving to 900MHz, a frequency used for HSPA+ around the world, SOFTBANK MOBILE will be able to effectively expand its HSPA+ network coverage, capacity and device portfolio. Our global expertise enables us to roll-out SOFTBANK MOBILE’s new and expanded nationwide networks in a flexible and cost efficient manner, covering rural areas and major cities including Sapporo, Sendai and Fukuoka.”

Nokia Siemens Networks will deploy its award-winning Flexi Multiradio Base Station for both SOFTBANK MOBILE’s FDD-LTE network and HSPA+ network expansion. It will also provide optimized backhaul transport with its FlexiPacket Microwave platform.

Support services for SOFTBANK MOBILE’s LTE network deployment include network implementation and system integration, while for the HSPA+ network expansion, Nokia Siemens Networks will also provide site acquisition, making it a turnkey project.

Nokia Siemens Networks will also update its network management system NetAct to enable consolidated monitoring, management and optimization of the operator’s LTE and HSPA+ networks.

For more information on Nokia Siemens Networks’ mobile broadband capabilities, including a video overview, follow this link.

Share your thoughts on Twitter using #LTE, and #mobilebroadband.

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Naomi Kondo

External Communications — Japan

Phone: +813-5474-6647

E-mail: naomi.kondo@nsn.com

Media Relations

Phone: +358 7140 02869

E-mail: mediarelations@nsn.com

Notes:

*Nokia Siemens Networks is leading the commercialization of Long Term Evolution (LTE) in terms of commercial references and live network performance. LTE is the next-generation mobile broadband technology and the evolutionary step from GSM, WCDMA/HSPA/HSPA+, TD-SCDMA, CDMA and WiMAX networks. It delivers the best broadband user experience and smart device services in an efficient way due to increased data rates, reduced latency and scalable flat all-IP network architecture. Nokia Siemens Networks has shipped its LTE ready Flexi Multiradio Base Station to over 200 operators. In addition, it was the first to make an LTE call using commercial hardware and standards-compliant software in 2009. In addition, Nokia Siemens Networks has retained its top position in ABI Research’s 2012 LTE Base Station Vendor Matrix.

Among Nokia Siemens Networks’ 53 commercial LTE deals are Azerfon in Azerbaijan (radio); Bell Canada (radio); Bharti Airtel (TD-LTE radio, EPC);Deutsche Telekom in Germany (radio); Du in UAE (radio); Elisa Finland, Elisa Estonia (radio, EPC); EMT in Estonia (radio); KDDI in Japan (radio); KT in Korea (radio); LG U+ in Korea (radio); LMT in Latvia (radio, EPC); Mobily (Etisalat) in Saudi Arabia (TD-LTE radio, EPC); Mosaic Telecom in USA (radio, EPC); NTT DOCOMO in Japan (radio, EPC); Sky Brazil (TD-LTE radio, EPC); SK Telecom in Korea (radio); StarHub in Singapore (radio, EPC); SOFTBANK MOBILE in Japan (radio); STC (Saudi Telecom Company) in Saudi Arabia (TD-LTE radio); Tele2 in Sweden (EPC); Telecom Italia (radio); Telefónica O2 in Germany (radio); Telenor Denmark (radio); Telia in Denmark (radio); Telia in Sweden (radio); Sonera in Finland (radio); StarHub in Singapore (radio, EPC); Telus in Canada (radio); TMN Portugal (radio, EPC); Verizon in USA (IMS for LTE) and Zain Bahrain (radio, EPC).

According to the latest information available, 57 operators worldwide have already commercially launched LTE. 24 of these 57 operators use Nokia Siemens Networks’ LTE networks including Bharti Airtel (India), Bell Canada; Deutsche Telekom in Germany; Elisa in Finland; KT in Korea; LG U+ in

Korea; Mobily (Etisalat) in Saudi Arabia; NTT DOCOMO in Japan; Sky Brazil (TD-LTE radio and EPC); SK Telecom in Korea; STC (Saudi Telecom Company) in Saudi Arabia; Tele2 in Sweden; Telia in Sweden, TeliaSonera in Denmark and Finland, TMN in Portugal, EMT (TeliaSonera) in Estonia, LMT (TeliaSonera) in Latvia; Telefónica O2 in Germany; Telus in Canada (radio) and Verizon Wireless in USA.

In addition, Nokia Siemens Networks is involved in half of the TD-LTE trials that are currently ongoing around the world: over 16 major field trials in China, Taiwan, Russia and other areas of the world. The company has commercial deals with six TD-LTE network operators including STC, Mobily, Sky Brazil and Bharti Airtel. Sky Brazil has deployed the first commercial 4G network in Latin America using Nokia Siemens Networks’ end-to-end TD-LTE products and services.

An LTE performance drive test by Signals Research Group on a Swedish commercial live LTE network confirmed that the overall results achieved in the Gothenburg network (supplied by Nokia Siemens Networks) were better than those achieved in the Stockholm network (supplied by another vendor). For more information about the performance of Nokia Siemens Networks’ LTE offering, please refer to an independent report from Signals Research called ‘Signals Ahead LTE Drive Test Revisited - Part 1’, which is available here.

Nokia Siemens Networks’ Single RAN including the Flexi Multiradio Base Station provides a future-proof, easy and cost-efficient path to LTE in both FDD and TDD spectrum bands via a simple software upgrade. Besides the Single RAN that supports GSM, 3G, FDD-LTE and TD-LTE, the company’s LTE telecom infrastructure offering also features the Evolved Packet Core, including Flexi NS (Network Server) and Flexi NG (Network Gateway), transport solutions, network management system, Self Organizing Networks (SON), the award-winning Voice over LTE (VoLTE), provisioning and charging solutions and a range of professional services to plan, install, maintain and operate networks. For more information, click here.

Press Release

Espoo, Finland – April 2, 2012

Closing of the transaction to transfer part of Nokia Siemens Networks’ network management system R&D to Tieto completed

Nokia Siemens Networks and Tieto Corporation have completed the transaction to outsource part of the maintenance, technical support and R&D for Nokia Siemens Networks’ mobile network Operations Support System (OSS) and Subscriber Data Management (SDM) activities in Finland, including the transfer of 238 Nokia Siemens Networks employees, to Tieto.

The signing of the agreement was announced earlier this year on March 6.

All regulatory approvals, including approval by the Finnish Competition Authority have been obtained.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Media Relations

Phone: +358 7140 02869

e-mail: mediarelations@nsn.com

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

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Enclosures:

Nokia release: April 25: Changes in Nokia Corporation’s own shares

NSN releases: April 16: SOFTBANK MOBILE selects Nokia Siemens Networks to provide 4G (LTE) in Japan
April 2: Closing of the transaction to transfer part of Nokia Siemens Networks’ network management system R&D to Tieto completed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2012		Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal